UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File No. 000-32715

Ocean Ventures Inc.
(Translation of registrant's name into English)

Suite 110 - 10851 Shellbridge Way, Richmond, BC V6X 2W8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ ] Form 40-F  [ ]

The registrant is a foreign private issuer entitled to file annual reports on Form 20-F. However, the registrant voluntarily files annual reports on Form 10-KSB and quarterly reports on Form 10-QSB.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

OCEAN VENTURES INC.
#110 - 10851 Shellbridge Way
Richmond, BC V6X 2W8

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of Ocean Ventures Inc. (the "Company") will be held at the offices of Messrs. Clark, Wilson, 8th Floor - 885 West Georgia Street, Vancouver, BC on Wednesday, the 19th day of March, 2003 at 2:00 p.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended August 31, 2002 and the unaudited financial statements for the three month period ended November 30, 2002;

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at four (4);

4. To elect directors to hold office until the next annual general meeting of the Company;

5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company;

6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company; and

7. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed February 17, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by the Company or by CIBC Mellon Trust Company by mail or by fax, at least 48 hours, excluding Saturdays and holidays, prior to the meeting or an adjournment of the meeting or with the Chairman of the meeting on the date of the meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, BC, this 19th day of February, 2003.

By Order of the Board of

OCEAN VENTURES INC.

/s/ Raymond Mol
Raymond Mol
President and Director

OCEAN VENTURES INC.
#110-10851 Shellbridge Way
Vancouver, BC V6X 2W8
Telephone: 604.231.0135

Fax: 604.231.0100

PROXY STATEMENT AND INFORMATION CIRCULAR

(As at February 19, 2003 (Vancouver time) except as indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") of Ocean Ventures Inc. (the "Company") by the Board of Directors of the Company in connection with the solicitation by the Company's Board of Directors of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held on , March 19, 2003 at 2:00 p.m. (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Reference in this Proxy Statement and Information Circular to "Shareholder" or "Shareholders" are references to the holder or holders of record of the Company's shares of common stock (the "Common Shares").

This Proxy Statement and Information Circular and the accompanying Form of Proxy are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about February 20, 2003 to all registered Shareholders as of the close of business on February 17, 2003 (the "Record Date").

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed Form of Proxy must be received by CIBC Mellon Trust Company or the office of the Company by mail or by fax, at least 48 hours, excluding Saturdays and holidays, prior to the Meeting or an adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by an duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at #110 - 10851 Shellbridge Way, Richmond, BC V6X 2W8 (Attention: Jerry McKenzie) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON AT THE MEETING

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on other than the election of directors or the appointment of auditors:

(a) each individual who has been a director or senior officer of the Company at any time since the beginning of the last financial year, being September 1, 2001;

(b) each proposed nominee for election as a director of the Company; and

(c) each associate or affiliate of any of the foregoing persons.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares. As of February 19, 2003, there were 1,807,562 Common Shares issued and outstanding and no Preferred Shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company(1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(2)	Date on which the Nominee became a Director of the Company
RAYMOND MOL Canada President and Director	Businessman	133,334(3)	September 21, 1999
JERRY MCKENZIE* Canada Director	Businessman; President of Digitel Systems Inc.	25,000(4)	October 31, 2000
dennis sinclair* United States Director	Businessman	Nil	September 20, 1999
GRAYSON HAND Canada Director	Businessman	Nil	October 10, 2002
* Member of Audit Committee

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a Director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at February 19, 2003.

(3) These shares are registered to the Mol Family Trust and Raymond Mol exercises sole voting and dispositive control over such shares.

(4) These shares represent 50% of the 50,000 shares in the capital of the Company held by Digitel Systems., a closely held company of which Mr. McKenzie holds 50% of the issued and outstanding shares. Mr. McKenzie also acts as the trustee of a trust which owns 21,333 shares of the Company but these shares have not been included in the table as Mr. McKenzie is not a beneficiary of the trust nor does Mr. McKenzie exercise voting or dispositive control over such shares.

The Company does not have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under 0 but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary(3)	Bonus(3)	Other Annual Compen-sation(2)(3)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Raymond Mol(4) President	2002 2001 2000	Nil Nil Nil	Nil Nil $30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$12,000(7) $10,000(7) Nil
Gregory Burnett(5) (former Secretary and Director)	2002 2001 2000	Nil Nil Nil	Nil Nil $30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$12,000(7) $10,000(7) N/A
Richard Haderer(6) (former Secretary/ Managing Director)	2002 2001 2000	Nil Nil Nil	Nil Nil $30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Other than indicated below the Company has not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2) The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3) These figures are reported in Canadian dollars.

(4) On October 31, 2000, Raymond Mol was appointed as the President of the Company. There was no president between September 21, 1999 and October 31, 2000.

(5) Greg Burnett was appointed the Secretary of the Company on January 25, 2002. He resigned as the Secretary and a Director of the Company on February 18, 2003.

(6) The Company had no serving Chief Executive Officer during the year ended August 31, 2002; however, Richard Haderer acted as the Managing Director during the year ended August 31, 2002. Mr. Haderer was the Company's Secretary until January 25, 2002. Mr. Haderer resigned as a director of the Company on September 11, 2002.

(7) During the year ended August 31, 2002, the Company paid each of Gregory Burnett and Raymond Mol CDN$1,000 per month for consulting services which include general corporate maintenance and business consulting services.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

Options and SARS of the Named Executive Officers

There were no options granted to or exercised by any Named Executive Officer during the most recently completed financial year.

There were no options held by any Named Executive Officer that were repriced downward during the most recently completed financial year.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for the Named Executive Officers, except that the Named Executive Officers may receive stock options at the discretion of the Company's Board of Directors. The Company does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Named Executive Officers, except that stock options may be granted at the discretion of the Company's Board of Directors.

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Named Executive Officer.

The Company currently does not have any employment agreements with any of the Named Executive Officers or any other persons. During the year ended August 31, 2002 the Company paid each of Gregory Burnett and Raymond Mol CDN$1,000 per month for consulting services which include general corporate maintenance and business consulting services. They provide these services pursuant to oral contracts with the Company.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

The Company reimburses the directors for expenses incurred in connection with attending board meetings. The Company did not pay director's fees or other cash compensation for services rendered as a director in the year ended August 31, 2002.

The Company has no formal plan for compensating its directors for their service in their capacity as directors, although such directors are expected to receive in the future options to purchase shares of Common Stock as awarded by the Company's Board of Directors or (as to future options) a compensation committee which may be established in the future. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

There were no stock options granted to or exercised by directors of the Company during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates or affiliates of such persons is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Proxy Statement and Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since September 1, 2001, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; or

(d) any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia, Canada as auditors of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Amisano Hanson were first appointed auditor of the Company in 1996.

MANAGEMENT CONTRACTS

There are no management functions of the Company thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than the approval of financial statements, setting the number of directors at four (4), electing the directors as nominated, appointing an auditor and authorizing the auditors' remuneration, the management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 19th day of February, 2003.

OCEAN VENTURES INC.

/s/ Raymond Mol
Raymond Mol, President and Director

/s/ Grayson Hand
Grayson Hand, Director

OCEAN VENTURES INC.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

August 31, 2002 and 2001

(Stated in US Dollars)

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Ocean Ventures Inc.

We have audited the accompanying balance sheets of Ocean Ventures Inc. (A Development Stage Company), as of August 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended August 31, 2002 and for the period from commencement of the development stage, September 1, 1999, to August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Ocean Ventures Inc. as of August 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002, and for the period from commencement of the development stage, September 1, 1999, to August 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Vancouver, Canada	"AMISANO HANSON"
November 8, 2002	Chartered Accountants

OCEAN VENTURES INC.
(A Development Stage Company)
BALANCE SHEETS
August 31, 2002 and 2001
(Stated in US Dollars)

ASSETS	2002	2001
Current
Cash	$376,632	$314,269
Accounts receivable	3,615	21,882
Prepaid expenses	-	323

	380,247	336,474
Investment in convertible debenture - Note 4	-	250,000

	$380,247	$586,474

LIABILITIES
Current
Accounts payable and accrued liabilities - Note 6	$9,864	$12,412

STOCKHOLDERS' EQUITY
Capital stock - Note 5
Authorized:
Unlimited common shares, without par value
Unlimited preferred shares, without par value
Issued:
1,807,562 common shares (2001: 1,807,562 common shares)	1,307,611	1,307,611
Deficit accumulated during the development stage	(937,228)	(733,549)

	370,383	574,062

	$380,247	$586,474

Nature of Operations - Note 1
Commitments - Note 5

APPROVED BY THE DIRECTORS:

/s/ Greg Burnett	/s/ Raymond Mol
____________________________, Director	____________________________, Director

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended August 31, 2002, 2001 and 2000
and September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2002
(Stated in US Dollars)

				September 1,
				1999
				(Date of Com-
				mencement of
				Development
				Stage) to
				August 31,
	2002	2001	2000	2002
General and Administrative Expenses
Accounting and audit fees	$9,135	$11,980	$9,617	$30,732
Bad debts	12,248	-	-	12,248
Business investigations	10,159	-	-	10,159
Consulting fees	10,108	-	-	10,108
Filing fees	971	2,442	4,401	7,814
Foreign exchange loss (gain)	727	12,009	(1,079)	11,657
Legal fees	18,264	53,279	8,851	80,394
Management fees - Note 6	15,278	13,075	61,166	89,519
Office and miscellaneous	1,518	3,370	1,761	6,649
Transfer agent fees	3,902	4,665	3,753	12,320

Loss before other items	(82,310)	(100,820)	(88,470)	(271,600)

Other items
Interest income	3,631	36,054	2,291	41,976
Write-off of investment in convertible debenture - Note 4	(125,000)	-	-	(125,000)
Gain on sale of marketable securities	-	433,472	755,625	1,189,097

	(121,369)	469,526	757,916	1,106,073

Net income (loss) for the period	$(203,679)	$368,706	$669,446	$834,473

Basic and diluted earnings (loss) per share	$(0.11)	$0.20	$0.37

Weighted average number of shares outstanding	1,807,562	1,807,562	1,807,562

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
for the years ended August 31, 2002, 2001 and 2000
(Stated in US Dollars)

			Deficit	(Note 3)
			Accumulated	Accumulated
	Number of		During the	Other
	Common		Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Income	Equity
Balance, August 31, 1999	14,037,807	1,307,611	(1,167,124)	107,054	247,541

Share consolidation - 1 new for 5 old	(11,230,246)	-	-	-	-

Cancellation of escrow shares	(1,000,000)	-	-	-	-

Other comprehensive income	-	-	-	848,649	848,649

Net income for the year	-	-	669,446	-	669,446

Balance, August 31, 2000	1,807,561	1,307,611	(497,678)	955,703	1,765,636

Dividends paid	-	-	(604,577)	-	(604,577)

Net income for the year	-	-	368,706	(955,703)	(586,997)

Balance, August 31, 2001	1,807,561	1,307,611	(733,549)	-	574,062

Net loss for the year	-	-	(203,679)	-	(203,679)

Balance, August 31, 2002	1,807,561	$1,307,611	$(937,228)	$-	$370,383

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended August 31, 2002, 2001 and 2000
and September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2002
(Stated in US Dollars)

				September 1,
				1999
				(Date of Com-
				mencement of
				Development
				Stage) to
				August 31,
	2002	2001	2000	2002
Operating Activities
Net income (loss) for the period	$(203,679)	$368,706	$669,446	$834,473
Add (deduct) items not affecting cash:
Gain on sale of marketable securities	-	(433,472)	(755,625)	(1,189,097)
Write-off of investment in convertible debenture	125,000	-	-	125,000
Changes in non-cash working capital balances related to operations
Accounts receivable	18,267	(15,714)	(6,168)	(3,615)
Prepaid expenses	323	17	(340)	-
Accounts payable and accrued liabilities	(2,548)	(63,298)	21,931	(56,005)
Due to related parties	-	(35,678)	35,678	-

Cash used in operating activities	(62,637)	(179,439)	(35,078)	(289,244)

Investing Activities
Investment in convertible debenture	-	(250,000)	-	(250,000)
Proceeds from investment in convertible debenture	125,000	-	-	125,000
Proceeds on sale of marketable securities	-	544,178	837,775	1,394,043

Cash provided by investing activities	125,000	294,178	837,775	1,269,043

Financing Activity
Dividends paid	-	(604,577)	-	(604,577)

Cash used in financing activity	-	(604,577)	-	(604,577)

Increase (decrease) in cash during the period	62,363	(489,838)	802,697	375,222

Cash, beginning of the period	314,269	804,107	1,410	1,410

Cash, end of the period	$376,632	$314,269	$804,107	$376,632

Supplemental Disclosures with Respect to Cash Flows - Note 9

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

August 31, 2002 and 2001
(Stated in U.S. Dollars)

Note 1 Nature of Operations

The Company was incorporated on November 22, 1996, under the Business Corporations Act of the Province of Alberta. On January 31, 2000, to the Company changed its name to Ocean Ventures Inc. At August 31, 2002, substantially all of the Company's assets and operations are located and conducted in Canada.

The Company is currently reviewing new business ventures. The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.

Note 2 Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income for the period from September 1, 1999 to August 31, 2002, the period in which the Company has undertaken a new development stage activity.

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value. Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

Foreign Currency Translation

Foreign currency transactions are translated into U.S. dollars, the functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than US dollars are adjusted to reflect the current exchange rate.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2002 and 2001 - Page 2
(Stated in U.S. Dollars)

Note 2 Summary of Significant Accounting Policies - (cont'd)

Basic and Diluted Earnings (Loss) Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities (Note 3).

Stock Based Compensation

The Company has elected to account for stock-based compensation following APBO No. 25, "Accounting for Stock Issued to Employees" and to provide the disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation".

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 3 Marketable Securities

The marketable securities consisted of common shares of Virtualsellers.com, Inc and had been classified as available-for-sale. The unrealized gain has been shown in the stockholders' equity as "other comprehensive income". The cost and fair market value was as follows:

	Number		Fair	Unrealized
Year ended	of Shares	Cost	Value	Gain
August 31, 2000	719,000	$122,797	$1,078,500	$955,703

August 31, 2001	-	$-	$-	$-

August 31, 2002	-	$-	$-	$ -

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2002 and 2001 - Page 3
(Stated in U.S. Dollars)

Note 3 Marketable Securities - (cont'd)

Reconciliation of unrealized gain on available-for-sale securities is as follows:

	Years ended August 31,
	2002	2001	2000
Beginning balance	$-	$955,703	$107,054
Unrealized holding gain (loss) arising during the year	-	(522,231)	1,604,274
Less: reclassification adjustment for gains realized in net income	-	(433,472)	(755,625)

Net unrealized gain	$-	$-	$955,703

There is no provision for income tax expense due to the utilization of available income tax loss carry-forwards (Note 7).

Note 4 Investment in Convertible Debenture

On December 5, 2000, the Company invested $250,000 in Sourcexport Inc. ("Sourcexport"), a private Canadian corporation, by purchasing a $250,000 convertible debenture. This debenture matures on December 6, 2002, bears interest at prime plus 2.5% compounded annually and is payable quarterly in cash. The debenture is convertible at the option of the Company to 10% of the issued and outstanding common shares of Sourcexport, subject to dilution in certain circumstances.

The funds were advanced as follows:
    $125,000 advanced directly to Sourcexport;
    $125,000 held in a trust account subject to Sourcexport meeting the terms and conditions of an escrow agreement.

On August 28, 2001 the Company filed a Notice of Default pursuant to Section 12(a) and a Notice of Intention to Enforce Security pursuant to Section 13(a) as provided under the terms of the convertible debenture.

On October 10, 2001, the Company received $129,423 from the funds which were held in trust. On May 31, 2002, management of the Company determined that the $125,000 advanced directly to Sourcexport was uncollectible. Consequently, $125,000 was written off during the year ended August 31, 2002.

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2002 and 2001 - Page 4
(Stated in U.S. Dollars)

Note 5 Capital Stock

Commitments:

Stock Based Compensation

Presented below is a summary of the stock option activity for the years shown:

	Number of	Weighed Average
	Stock Options	Exercise Price
Balance, August 31, 1999	1,114,290	$0.17
Cancelled	(1,114,290)	$0.17
	___________	_____________
Balance, August 31, 2002, 2001 and 2000
	___________	_____________

Note 6 Related Party Transactions

The Company incurred the following expenses charged by companies with common directors:

				September 1, 1999
				(Date of Com-
				mencement
				of Development
				Stage) to
				August 31,
	2002	2001	2000	2002
Management Fee	$15,278	$13,075	$61,166	$89,519

The charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable as at August 31, 2002 includes $1,383 (2001:  $1,386) due to directors of the Company or companies with common directors.

Note 7 Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after August 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2002 and 2001 - Page 5
(Stated in U.S. Dollars)

Note 7 Deferred Tax Assets - (cont'd)

The following table summarizes the significant components of the Company's deferred tax assets:

Total
Deferred Tax Assets
Non-capital losses carried forward	$93,572
Capital losses carried forward	27,838

Balance, August 31, 2002	121,410
Valuation allowance	(121,410)

$-

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards, which is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 8 Income Taxes

No provision for income taxes has been provided in these financial statements due to the utilization of loss-carryforwards. At August 31, 2002, the Company has net operating losses, which expire commencing in 2004 totalling approximately $207,937 and capital loss carryforwards totalling approximately $123,725 which carryforward indefinitely. The tax benefit of these losses, if any, has not been recorded in the financial statements.

Note 9 Supplemental Disclosures with Respect to Cash Flows

Investing and Financing Activities

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. The following transactions have been excluded for the years ended August 31:

	August 31,
	2002	2001	2000
Accounts payable	$-	$12,090	$-
Marketable securities transferred on settlement of accounts payable	-	(12,090)	-

	$-	$-	$-

Other Supplemental Disclosures
Cash paid during the year for interest	$-	$-	$-

Cash paid during the year for income taxes	$-	$-	$-

OCEAN VENTURES INC.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

November 30, 2002

(Stated in US Dollars)

(Unaudited - See Note 1)

OCEAN VENTURES INC.

(A Development Stage Company)
INTERIM BALANCE SHEET
November 30, 2002
(Stated in US Dollars)
(Unaudited - See Note 1)

	(Unaudited)	(Audited)
	November 30,	August 31,
ASSETS	2002	2002
Current
Cash	$373,119	$376,632
Accounts receivable	4,532	3,615
	_________________	___________________
	$ 377,651	$380,247
	_________________	___________________
LIABILITIES
Current
Accounts payable and accrued liabilities - Note 3	$ 19,505	$9,864
	__________________	__________________
STOCKHOLDERS' EQUITY
Capital stock
Authorized:
Unlimited common shares, without par value
Unlimited preferred shares, without par value
Issued: 1,807,562 common shares	1,307,611	1,307,611
Deficit	(949,465)	(937,228)
	__________________	___________________
	358,146	370,383
	___________________	___________________
	$377,651	$380,247
	__________________	___________________

OCEAN VENTURES INC.
(A Development Stage Company)
INTERIM STATEMENT OF OPERATIONS
for the three months ended November 30, 2002 and 2001
and for the period September 1, 1999 (Date of Inception of Development Stage)
to November 30, 2002
(Stated in US Dollars)
(Unaudited - See Note 1)

			September 1,
			1999 (Date of
			Inception of
			Development
	Three months ended		Stage) to
	November 30,		November 30,
	2002	2001	2002
General and Administrative Expenses
Accounting and audit fees	$590	$1,775	$31,322
Bad debts	-	12,198	12,248
Business investigations	6,102	758	16,261
Consulting fees	-	-	10,108
Filing fees	738	238	8,552
Legal fees	729	6,833	81,123
Management fees - Note 3	3,829	3,804	93,348
Office and miscellaneous	116	92	6,765
Transfer agent fees	847	418	13,167
	________________	_________________	________________
Loss before other items	(12,951)	(26,116)	(272,894)
	________________	_________________	________________
Other items
Interest income	800	1,431	42,776
Gain on sale of marketable securities	-	-	1,189,097
Foreign exchange loss	(86)	(1,235)	(11,743)
Loss on write-off of convertible debenture	-	(125,000)	(125,000)
	________________	_________________	________________
	714	(124,804)	1,095,130
	________________	_________________	________________
Net income (loss) for the period	$(12,237)	$(150,920)	$822,236
	________________	_________________	________________
Basic and diluted loss per share	$(0.01)	$(0.08)
	________________	_________________
Weighted average number of common shares outstanding	1,807,562	1,807,562
	________________	_________________

OCEAN VENTURES INC.
(A Development Stage Company)
INTERIM STATEMENT OF CASH FLOWS
for the three months ended November 30, 2002 and 2001
and for the period September 1, 1999 (Date of Inception of Development Stage)
to November 30, 2002
(Stated in US Dollars)
(Unaudited - See Note 1)

			September 1,
			1999 (Date of
			Inception of
			Development
	Three months ended,		Stage) to
	November 30,		November, 30
	2002	2001	2002
Operating Activities
Net income (loss) for the period	$(12,237)	$(150,920)	$822,236
Items not affecting cash
Loss on write-off of convertible debenture	-	125,000	125,000
Gain on sale of marketable securities	-	-	(1,189,097)
Changes in non-cash working capital balances related to operations
Accounts receivable	(917)	15,557	(4,532)
Prepaid expenses	-	244	-
Accounts payable and accrued liabilities	9,641	3,159	(46,364)
	_________________	________________	_________________
	(3,513)	(6,960)	(292,757)
	_________________	________________	_________________
Investing Activities
Investment in convertible debenture	-	-	(250,000)
Proceeds from investment in convertible debenture	-	125,000	125,000
Proceeds on sale of marketable securities	-	-	1,394,043
	_________________	________________	_________________
	-	125,000	1,269,043
	_________________	________________	_________________
Financing Activity
Dividends paid	-	-	(604,577)
	_________________	________________	_________________

Increase (decrease) in cash during the period	(3,513)	118,040	371,709

Cash, beginning of the period	376,632	314,269	1,410
	_________________	_________________	_________________
Cash, end of the period	$373,119	$432,309	$373,119
	_________________	_________________	_________________

Supplemental Disclosures with Respect to Cash Flows - Note 2

OCEAN VENTURES INC.

(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
for the period from September 1, 1999 (Date of Inception of Development Stage)
to November 30, 2002
(Stated in US Dollars)
(Unaudited - See Note 1)

				Accumulated
	Number of			Other
	Common		Deficit	Comprehensive	Stockholders'
	Shares	Amount	Accumulated	Income	Equity
Balance, August 31, 1999	14,037,807	$1,307,611	$(1,167,124)	$107,054	$247,541
Share consolidation 1 new for 5 old	(11,230,245)	-	-	-	-
Cancellation of escrow shares	(1,000,000)	-	-	-	-
Other comprehensive income	-	-	-	848,649	848,649
Net income for the year	-	-	669,446	-	669,446
	_________________	_______________	_________________	_________________	________________
Balance, August 31, 2000	1,807,562	1,307,611	(497,678)	955,703	1,765,636
Dividends paid	-	-	(604,577)	-	(604,577)
Net loss for the year	-	-	368,706	(955,703)	(586,997)
	_________________	________________	_________________	_________________	________________
Balance, August 31, 2001	1,807,562	1,307,611	(733,549)	-	574,062
Net loss for the year	-	-	(203,679)	-	(203,679)
	_________________	________________	_________________	_________________	________________
Balance, August 31, 2002	1,807,562	1,307,611	(937,228)	-	370,383
Net loss for the period	-	-	(12,237)	-	(12,237)
	_________________	________________	_________________	_________________	________________
Balance, November 30, 2002	1,807,562	$1,307,611	$(949,465)	$-	$358,146
	_________________	_________________	_________________	_________________	________________

OCEAN VENTURES INC.

(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
November 30, 2002
(Stated in US Dollars)
(Unaudited - See Note 1)

Note 1 Interim Reporting

The accompanying unaudited interim financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these financial statements have been included. Such adjustments consist of normal recurring adjustments. This Form 10-QSB Report should be read in conjunction with the Company's Form 10-KSB, which contains audited financial statements for the Company for the fiscal year ended August 31, 2002, as filed with the United States Securities and Exchange Commission.

The results of operations and cash flows for the period ended November 30, 2002 are not necessarily indicative of the results that may be expected for the full year.

Note 2 Supplemental Disclosures with Respect to Cash Flows

Investing and Financing Activities

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The following transactions were excluded for the periods indicated below:

September 1
1999 (Date of
Inception of
Development
	Three months ended		Stage) to
	November 30,		November 30
	2002	2001	2002
Accounts payable	$-	$-	$12,090
Marketable securities transferred on Settlement of accounts payable	-	-	(12,090)
	_______________	_______________	_______________
	$-	$-	$-
	_______________	_______________	_______________
Other Supplemental Disclosures
Cash paid for interest	$-	$-	$-
	_______________	_______________	_______________
Cash paid for income taxes	$-	$-	$-
	_______________	_______________	_______________

Note 3 Related Party Transactions

The Company was charged the following by companies with common directors for the periods indicated below:

			September 1
			1999 (Date of
			Inception of
			Development
	Three months ended		Stage) to
	November 30,		November 30
	2002	2001	2002
Management fees	$3,829	$3,804	$93,348
	________________	_______________	_______________

The charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Accounts payable as at November 30, 2002 includes $5,380 (August 31, 2002:  $1,383) due to companies with common directors.

Note 4 Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

The Company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

a) Comprehensive Income

Under US GAAP, the statement of operations is separated into net income and other comprehensive income, when applicable.

Under Canadian GAAP, comprehensive income is not separately disclosed as such.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

OCEAN VENTURES INC.

TO BE HELD AT THE OFFICES OF MESSRS. CLARK, WILSON, 8TH FLOOR - 885 WEST GEORGIA STREET, VANCOUVER, BC ON WEDNESDAY, MARCH 19TH, 2003, AT 2:00 PM (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Raymond Mol, the President and a Director of the Company, or failing him, Grayson Hand, a Director of the Company, or in the place of the foregoing, (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	Appointment of Amisano Hanson, Chartered Accountants, as auditor of the Company	_____	_____

2.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	_____	_____

3.	To determine the number of Directors at four (4)	_____	_____

		For	Withhold
4.	Election of Directors

	To elect Raymond Mol as a Director	_____	_____
	To elect Jerry McKenzie as a Director	_____	_____
	To elect Dennis Sinclair as a Director	_____	_____
	To elect Grayson Hand as a Director	_____	_____

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS AND OPTIONS FOR VOTING

Voting by mail:
CIBC Mellon Trust Company PO Box 1900 1066 West Hastings Street Vancouver, BC V6E 3X1 Fax: 604.688.4301	Ocean Ventures Inc. #110 - 10851 Shellbridge Way Richmond, BC V6X 2W8 Fax: 604.231.0100

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "CIBC MELLON TRUST COMPANY " or the "COMPANY", by mail or by fax, at least 48 hours, excluding Saturdays and holidays, prior to the Meeting or an adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

  This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

  If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

OCEAN VENTURES INC.

TO REGISTERED HOLDERS

AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Instrument 54-102 - "Supplemental Mailing List and Interim Financial Statement Exemption":

a) registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive interim financial statements for the issuer's first, second and third fiscal quarters; and

b) non-registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive interim financial statements for the issuer's first, second and third fiscal quarters.

If you are interested in receiving such quarterly reports, please complete and return this form

NAME OF ISSUER:	ocean ventures inc.
NAME OF SHAREHOLDER:
ADDRESS:

SIGNATURE:
I certify that I am a registered shareholder
SIGNATURE
I certify that I am a non-registered shareholder (beneficial holder)
DATE:	, 2003

MAIL TO: CIBC Mellon Trust Company
PO Box 1900
1066 West Hastings Street
Vancouver, BC V6C 3K9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN VENTURES INC.

Date:  February 19, 2003

/s/ Raymond Mol
Raymond Mol
President and Director